November 24, 2010

Mr. John Cannarella
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance

Mr. Cannarella:

In response to your letter October 19, 2010, I am enclosing several attachments to answer your request for information.

•	Attachment A: Resume of Cullen Thomas including educational background, relevant experience and industry certifications.
•	Attachment B: Is a response to your request for information under Engineering Comments, Reserve Quantity Information, 3 a, b and c.
•	Attachment C: Is a response to your request for information under Engineering Comments, Reserve Quantity Information, 3 d

In your letter, you requested the Company to provide you with the progress made in attracting financial investors to develop our undeveloped reserves. To date we have developed several programs for attracting financial investors but due to the current economic environment, we have not been able to reach terms that are agreeable to both the Company and the potential investors.

As discussed previously in the Company’s December 31, 2009 Form 10-K filing, in March 2010, the Company made the decision to diversify its energy operations and effective March 8, 2010, our wholly-owned subsidiary Production Resources, Inc. (“PRI”) was sold to a third party.  As a result, the amounts disclosed in the 2009 10-K for reserves included both with and without PRI so as to provide full disclosure.  The sale of PRI included the leases in Medina County, Texas and as such, the Company will no longer be reporting these reserves in our future reserves.

Additionally, we have made the decision to exclude the Proved Behind Pipe and Proved Undeveloped in Comanche, Eastland, and Palo Pinto Counties, Texas from our future disclosed reserve reports. While we believe that these reserves are viable and valuable assets of the Company, it is prudent from a reporting standpoint to remove them until such time that sufficient funds are available to develop them within a reasonable time period.

Due to the amount of paper required to print a hardcopy of our 2009 Reserve Report, Mr. Ron Winfrey requested that I send a compact disk with the 2009 Reserve Report Data file in a .pdf format. This file has been sent to Mr. Winfrey via the U.S. Postal Service.

Please let me know if there is any additional information that you may need.

By:
/s/ Charles Bitters
Charles Bitters
Chief Executive Officer